Contact

www.linkedin.com/in/steven-folse-cfa-22334b2a (LinkedIn)

Top Skills

Portfolio Management

Risk Management

Investments

Certifications

Chartered Financial Analyst

CFA Charter holder as of September 2015

Series 7, 63, 86, 87

Steven Folse, CFA

Managing Partner at Vigeo Investments

Denver, Colorado, United States

Experience

Vigeo Investments

8 years 11 months

Managing Partner

August 2021 - Present (4 years 11 months)

Denver, Colorado, United States

Vice President

August 2017 - August 2021 (4 years 1 month)

Denver

Vigeo Investments is a private family office based out of Denver Colorado. Vigeo holds a diversified portfolio of real estate, operating companies, and other private investments. We are seeking to expand our reach through additional operating company investments via control or minority investments in promising middle market companies across a variety of industries in the US.

My responsibilities include financial modeling, investment research, sourcing, structuring and executing buyout and real estate transactions.

www.vigeoinvest.com

Douglas C Beaton Family Foundation

Director

August 2014 - Present (11 years 11 months)

• Elected director of multi-million dollar charitable organization by other board members.

• Serve as sole portfolio manager of a diverse set of assets designed to grow and fund the Foundation’s donations.

• Evaluate prospective recipients and allocate funds to non-profit organizations, which align with the Foundation's mission to support globally underserved populations.

Stifel Financial Corp.

Senior Associate

October 2016 - August 2017 (11 months)

Denver, Colorado

Energy Sector

Bow River Capital Partners

Senior Associate

June 2015 - June 2016 (1 year 1 month)

Greater Denver Area

Bow River Capital Partners is a private equity investment firm based in Denver, Colorado that invests in promising U.S. and Canadian companies.

Stifel Nicolaus

Equity Research Associate

June 2011 - June 2015 (4 years 1 month)

• Produce fundamental research reports and value-add investment recommendations on 16 companies in the Infrastructure Space for numerous Multinational Institutional Clients.

• Develop and maintain proprietary Excel models and forecasts for each company under coverage.

• Cover companies with market caps ranging from $200 million to $8 billion+.

• Coverage focus includes Energy Infrastructure, The Electrical Power Grid, Global Industrial Manufacturers, and Cable & Networking Markets.

• Primary author of multiple in-depth White Papers (25+ pages) on the Energy Pipeline, and Electrical Transmission Markets.

• Develop proprietary spending forecasts for multiple end-markets including: Midstream Oil, Natural Gas, NGL, and Electrical Transmission.

• Traveled with executive level company management to numerous Non-Deal Roadshows across various U.S. cities.

• Attended multiple industry conferences both domestically and abroad.

Tulane University

Analyst for Burkenroads Reports Program

August 2010 - December 2010 (5 months)

• Participated in a nationally recognized securities research program.

• Interviewed management, conducted industry and business analyses, and produced cash flow and earnings models with a team.

• Published an investment research report on Seacor Holdings, (CKH/NYSE), based on our findings, which was presented at the annual Burkenroads Conference.

Education

Tulane University - A.B. Freeman School of Business

Master of Finance, Specialization in Energy · (2010 - 2011)

Colorado State University

Bachelor of Business Administration - BBA, Finance · (2004 - 2008)